
03025604



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2002

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From ______ to ______

Commission File Number 1-7476

AmSouth Bancorporation Thrift Plan
AmSouth Center
1900 Fifth Avenue North
Birmingham, Alabama 35203

(Full title of plan and the address of plan)

AmSouth Bancorporation
AmSouth Center
1900 Fifth Avenue North
Birmingham, Alabama 35203

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES – (MODIFIED CASH BASIS)

AmSouth Bancorporation Thrift Plan

As of December 31, 2002 and 2001 and for the year ended December 31, 2002
with Report of Independent Auditors

AmSouth Bancorporation Thrift Plan

Audited Financial Statements and Supplemental Schedules – (Modified Cash Basis)

As of December 31, 2002 and 2001 and for the year ended December 31, 2002

Contents

Report of Independent Auditors

AmSouth Bancorporation

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the AmSouth Bancorporation Thrift Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, these financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, information regarding the Plan's net assets available for benefits (modified cash basis) as of December 31, 2002 and 2001, and the changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2002, on the basis of accounting described in Note 1.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules (modified cash basis) of assets (held at end of year) as of December 31, 2002, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules (modified cash basis) have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Birmingham, Alabama
May 30, 2003

AmSouth Bancorporation Thrift Plan

Statements of Net Assets Available for Benefits
(Modified Cash Basis)

	December 31	
	2002	**2001**
Assets		
Investments, at fair value	**$ 268,605,161**	$ 263,655,419
Net assets available for benefits	**$ 268,605,161**	$ 263,655,419

See accompanying notes.

AmSouth Bancorporation Thrift Plan

Statement of Changes in Net Assets Available for Benefits
(Modified Cash Basis)

	Year ended December 31, 2002
Additions	
Company contributions	$ 15,840,804
Contributions from participants - pre-tax	21,053,478
Contributions from participants - after-tax	1,110,862
Rollovers and transfers	967,236
Interest and dividend income	8,170,452
	47,142,832
Deductions	
Payments to participants	26,232,123
Administrative expenses	479,527
Net depreciation in fair value of investments	15,481,440
	42,193,090
Net increase	4,949,742
Net assets available for benefits at beginning of year	263,655,419
Net assets available for benefits at end of year	$ 268,605,161

See accompanying notes.

AmSouth Bancorporation Thrift Plan

Notes to Financial Statements

December 31, 2002

1. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the AmSouth Bancorporation Thrift Plan (the Plan) have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States. The modified cash basis of accounting is an acceptable alternative method of reporting under regulations issued by the Department of Labor. Income on securities is recorded on the accrual basis and investments are recorded at fair value as stated below. All other transactions are recorded on the cash basis.

Investment Valuation

The Plan's investments in cash equivalents are stated at fair value, which approximates cost. The shares of mutual funds, pooled bond funds, and common stock funds are valued at quoted market prices on the last business day of the plan year.

Use of Estimates

The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

2. Description of the Plan (continued)

General

The Plan is a controlled group defined contribution plan, which provides savings benefits for substantially all employees of the following controlled group of AmSouth Bancorporation (collectively, the Company):

AmSouth Bancorporation (parent company)
AmSouth Bank
AmSouth Investment Services, Inc.
AmSouth Leasing Corporation
AmSouth Capital Corporation
AmSouth Finance Corporation
AmSouth Investment Management Company, LLC

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to a total of 15% of pretax and/or after-tax annual compensation, as defined in the Plan. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company matches 100% of the participants' pretax deferrals first and 50% of after-tax deferrals up to a total of 6% of base compensation that a participant contributes to the Plan.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's match and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. The Plan has an employee stock ownership plan component that allows participants to elect to receive a cash distribution of all of the dividends payable on the shares of AmSouth Bancorporation stock allocated to the participants' stock accounts as of the record date.

2. Description of the Plan (continued)

Participant Accounts (continued)

Effective March 1, 2002, there are no non-participant directed investments within the Plan. Participants may diversify AmSouth Common Stock immediately upon Company match.

Vesting

Employees regularly scheduled to work more than twenty hours per week are eligible to participate in the Plan immediately. Employees regularly scheduled to work less than twenty hours per week are eligible to become participants in the Plan on the first business day of the month following the completion of 1,000 hours of service. Participants are immediately vested in their contributions, the Company matching contributions and the earnings thereon.

Payment of Benefits

Upon termination of service, death, disability or retirement, a participant may receive a lump sum amount equal to the vested value of his or her account. As of December 31, 2002, $161,653 had been requested, approved and processed for payment but not yet paid.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants are always 100 percent vested in their accounts.

3. Investment Information

During 2002, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Pooled bond fund	**$ 3,152,337**
Common stock fund	**2,350,771**
Mutual funds	**(20,984,548)**
Total	**$ (15,481,440)**

The fair values of individual investments that represent 5% or more of the Plan's net assets are as follows:

	2002	2001
AmSouth Value Fund	**$ 25,394,136**	$ 36,119,939
AmSouth Balanced Fund	**14,612,015**	14,789,675
AmSouth Fixed Fund	**65,611,103**	57,749,776
AmSouth Company Stock Fund	**129,918,907**	126,123,323

4. Transactions with Parties-in-Interest

The Plan provides for participant-directed investment programs in proprietary mutual funds of the Plan sponsor.

Unless otherwise noted, AmSouth Investment Management Company, LLC, a wholly owned subsidiary of AmSouth Bank, serves as the investment advisor to the following funds.

During the year ended December 31, 2002, the Plan purchased $8,432,201 of the AmSouth Value Fund and sold $6,830,851 of the same fund.

4. Transactions with Parties-in-Interest (continued)

During the year ended December 31, 2002, the Plan purchased $7,770,891 of the AmSouth Large Cap Fund and sold $550,920 of the same fund.

During the year ended December 31, 2002, the Plan purchased $4,439,784 of the AmSouth Balanced Fund and sold $2,923,956 of the same fund.

During the year ended December 31, 2002, the Plan purchased $1,405,524 of the AmSouth Equity Income Fund and sold $7,625,023 of the same fund.

During the year ended December 31, 2002, the Plan purchased $4,645,942 of the AmSouth Bond Fund and sold $1,566,682 of the same fund.

During the year ended December 31, 2002, the Plan purchased $3,727,606 of the AmSouth Enhanced Market Fund and sold $2,688,652 of the same fund.

During the year ended December 31, 2002, the Plan purchased $1,652,137 of the AmSouth Mid Cap Fund and sold $951,277 of the same fund.

During the year ended December 31, 2002, the Plan purchased $3,328,066 of the AmSouth Capital Growth Fund and sold $2,088,236 of the same fund.

During the year ended December 31, 2002, the Plan purchased $1,072,440 of the AmSouth International Equity Fund and sold $547,786 of the same fund. Dimensional Fund Advisors, Inc. is the sub-advisor of this fund. During a portion of 2002, Lazard Asset Management was the sub-advisor.

During the year ended December 31, 2002, the Plan purchased $4,270,289 of the INVESCO Structured Small Cap Value Equity Trust and sold $1,922,908 of the same fund. INVESCO, the record keeper of the Plan, manages this fund.

During the year ended December 31, 2002, the Plan purchased $20,470,804 of the AmSouth Fixed Fund and sold $15,761,814 of the same fund. AmSouth Bank is the investment manager of this fund.

4. Transactions with Parties-in-Interest (continued)

During the year ended December 31, 2002, the Plan purchased $32,158,716 of the AmSouth Company Stock Fund and sold $30,809,031 of the same fund.

Five Points Capital Advisors, Inc., a wholly owned subsidiary of AmSouth Bank, serves as sub-advisor to the AmSouth Bond Fund, the AmSouth Capital Growth Fund, the AmSouth Large Cap Fund and the AmSouth Value Fund.

Rockhaven Asset Management, Inc. (Rockhaven) was the sub-advisor for the AmSouth Equity Income Fund. Rockhaven was 50% owned by AmSouth Bank. During 2002, AmSouth Bank sold its interest in Rockhaven, and the AmSouth Equity Income Fund merged into the AmSouth Value Fund.

OakBrook Investments, LLC (OakBrook) is the sub-advisor for the AmSouth Enhanced Market Fund and the AmSouth Mid-Cap Fund. OakBrook is 50% owned by AmSouth Bank. During a portion of 2002, Bennett Lawrence Management, LLC was the sub-advisor for the AmSouth Mid-Cap Fund.

The Company pays for all legal, accounting and other services on behalf of the Plan.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 5, 1996 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	Year ended December 31	
	2002	**2001**
Net assets available for benefits per the financial statements	**$ 268,605,161**	$ 263,655,419
Amounts allocated to withdrawn participants	**(161,653)**	(470,478)
Net assets available for benefits per the Form 5500	**$ 268,443,508**	$ 263,184,941

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	Year ended December 31, 2002
Benefits paid to participants per the financial statements	**$ 26,232,123**
Add: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2002	**161,653**
Less: Amounts allocated on Form 5500 to withdrawn Participants at December 31, 2001	**(470,478)**
Benefits paid to participants per the Form 5500	**$ 25,923,298**

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

Supplemental Schedules

AmSouth Bancorporation Thrift Plan

(Plan Number 002)
(Employer Identification Number 63-0591257)

Schedule H, Line 4i
Schedule of Assets (Held at End of Year)

December 31, 2002

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Pooled bond fund:			
*	AmSouth Bank	Fixed Fund	**	$ 65,611,103
	Common stock fund:			
*	AmSouth Bancorporation	AmSouth Company Stock Fund	$ 113,671,109	129,918,907
	Mutual funds:			
*	AmSouth Bank	Bond Fund	**	4,028,422
		Balanced Fund	**	14,612,015
		Value Fund	**	25,394,136
		Large Cap Fund	**	6,905,078
		Enhanced Market Fund	**	7,450,048
		Mid-Cap Fund	**	3,212,827
		Capital Growth Fund	**	5,855,136
		International Equity Fund	**	1,402,757
		INVESCO Structured Small Cap Value Equity Trust	**	2,866,196
		AIM Small Cap Growth Fund	**	1,348,536
				$ 268,605,161

* Party-in-interest

**Column (d) has not been presented as this information is not applicable.

AmSouth Bancorporation Thrift Plan

(Plan Number 002)
(Employer Identification Number 63-0591257)

Schedule H, Line 4j
Schedule of Reportable Transactions

Year ended December 31, 2002

(a) Identity or Party Involved	(b) Description of Asset Including Interest Rate and Maturity Date in Case of a Loan	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)
Category (iii) – Series of transactions in excess of 5% of plan assets.						
AmSouth Bancorporation	AmSouth Company Stock Fund	$ 32,158,716	$ –	$ 32,158,716	$ 32,158,716	$ –
			30,809,031	26,061,268	30,809,031	4,747,763
	AmSouth Fixed Fund	$ 20,470,804	$ –	$ 20,470,804	$ 20,470,804	$ –
			15,761,814	14,575,551	15,761,814	1,186,263

There were no category (i), (ii) or (iv) transactions during the year ended December 31, 2002.

Columns (e) and (f) have not been presented as this information is not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMSOUTH BANCORPORATION THRIFT PLAN

AMSOUTH BANK, TRUSTEE

Date: June 26, 2003

By: 

Lee Ann Herron
Vice President

\\LawFileSvr\ProLaw\Regulatory\42-000032\16500.DOC

EXHIBIT INDEX

EXHIBIT NO	EXHIBIT
23	Consent of Ernst & Young LLP
99.1	Certification by the Chairman of the AmSouth Bancorporation Benefits Plan Committee (equivalent of Chief Executive Officer and Chief Financial Officer) Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

EXHIBIT 23--CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 33-37905, Form S-8 No. 333-02099 and Form S-8 No. 333-42554) pertaining to the AmSouth Bancorporation Thrift Plan and in the related Prospectus of our report dated May 30, 2003, with respect to the financial statements and schedules of the AmSouth Bancorporation Thrift Plan included in the Annual Report (Form 11-K) for the year ended December 31, 2002.

Ernst & Young LLP

Birmingham, Alabama
June 20, 2003

EXHIBIT 99.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

I, Stephen A. Yoder, Chairman of the AmSouth Bancorporation Benefits Plan Committee, which acts as Administrator of the AmSouth Bancorporation Thrift Plan (the "Plan"), state and attest that, to the best of my knowledge,

1) The annual report on Form 11-K of the Plan for the Fiscal Year Ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

By: 

Stephen A. Yoder, Chairman
AmSouth Bancorporation Benefits Plan Committee, Plan Administrator
(Equivalent of Chief Executive Officer and Chief Financial Officer)

June 26, 2003

A signed original of this written statement required by Section 906 has been provided to the AmSouth Bancorporation Thrift Plan and will be retained by the AmSouth Bancorporation Thrift Plan and furnished to the Securities and Exchange Commission or its staff upon request.